REVIEWED FINANCIAL STATEMENTS

Entre Corporation
Period Ending on December 31, 2019
With Independent Accountant's Review Report

JUN WANG, CPA

138-37 Jewel Ave, APT 2C
Flushing, NY 11367
Tel (917) 775-8573
Fax (800)887-4388
Email: junwang1999@gmail.com

ENTRE CORPORATION

Reviewed Financial Statement
Period Ended December 2019

CONTENTS

Report of Independent Accountant

The Board of Directors

We have reviewed the accompanying consolidated financial statements of Entre Corporation, which comprise the balance sheet as of December 31st, 2019, and the related consolidated statement of income, change in shareholder's equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jun Wang, CPA

October 6, 2020

See independent accountant's review report and accompanying notes to financial statements.

ENTRE CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 2019

ENTRE CORPORATION
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2019

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	89,062
Accounts Receivable (A/R)	$	0
Total current assets		89,062
LONG TERM ASSETS		
Fixed Assets	$	0
Total Long Term Assets		0
TOTAL ASSETS	$	89,062
CURRENT LIABILITIES		
Accounts Payable	$	0
Payroll Accrual		0
Total current liabilities		0
LONG TERM LIABILITIES		
SAFE notes	$	150,000
Total long-term liabilities		0
TOTAL LIABILITIES		150,000
SHAREHOLDERS' EQUITY		
Owner’s Contribution	$	8,722
Retained earnings		(69,660)
Total Shareholders’ Equity	$	(60,938)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	89,062

See independent accountant’s review report and accompanying notes to financial statements.

ENTRE CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE		
Event Ticket Sales	$	30,977
Event Sponsorships		3,320
Other Revenue		8,493
Total operating income		42,790
COST OF GOODS SOLD		
Cost of Goods Sold		-
GROSS PROFIT	$	42,790
OPERATING EXPENSES		
Staff		58,839
General Operating		12,835
Advertising & Marketing		4,842
Event-Related Costs		26,572
Software Expense		4,173
Legal/Finance Service Expense		5,511
Other Services		0
Total operating expenses		112,772
Income from operations		(69,982)
NON-OPERATING INCOME		
Interest Income		322
Total non-operating income		322
NET INCOME (LOSS)	$	(69,660)

See independent accountant's review report and accompanying notes to financial statements.

ENTRE CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Total	Issued Common Stocks		Additional Paid-In Capital	Retained Earning Owner Equity
		Number	Amount		
BALANCE, JANUARY 8, 2019	$ 0	0	$ 0	$ -	$ -
NET INCOME	$ (69,660)				$ (69,660)
CONTRIBUTION	$ 8,722			$ 8,722	
BALANCE, DECMBER 31, 2019	$ (60,938)	0	$ 0	$ 8,722	$ (69,660)

See independent accountant's review report and accompanying notes to financial statements.

ENTRE CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(69,660)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Depreciation/Amortization		-
Accounts Receivable (A/R)		-
Accounts Payable		-
Payroll Accrual		-
Accrued Expenses / Other Liabilities		-
Net cash provided by operating activities		(69,982)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital Improvements		-
Investments		-
Interest Income		322
Net cash provided by investing activities		322
CASH FLOWS FROM FINANCING ACTIVITIES:		
Owner's Capital Contribution		8,722
Issuance of SAFE notes		150,000
Net cash provided by financing activities		158,722
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	89,062
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	89,062

See independent accountant's review report and accompanying notes to financial statements.

NOTE 1:   *ORGANIZATION AND NATURE OF OPERATIONS:*

Entre Corporation ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in Pennsylvania. The Company was incorporated on January 8th, 2019 and is a social network and electronic learning hub for entrepreneurs.

NOTE 2:   *GOING CONCERNING MATTERS:*

Basis of Presentation and Use of Estimates:
The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained a net operating loss of $69,982 in 2019. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to meet obligations through a Reg CF funding campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 6th, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3:   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of Pennsylvania.

The Company has filed corporate tax returns for federal, California, New York, Illinois, and Pennsylvania since inception.

NOTE 4:   *DEBT:*

SAFE Notes:
If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event. In July 8th, 2019, the Company issued SAFE in the amount of $50,000 to Rockap Holdings, Inc. In August 5th, 2019, the Company issued another SAFE in the amount of $100,000 to Scott Kallick Revocable Trust.

NOTE 5:   *EQUITY:*

Under the Company's original articles of incorporation in effect, the Company authorized 10,000,000 shares of $0.00001 par value Common Stock.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of October 6th, 2020, 7,500,000 common stocks have been issued and are outstanding, with 4,200,000 shares are issued to Michael Marra, the founder and CEO.

NOTE 6:   *FAIR VALUE MEASUREMENT:*

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 7:   *CONCENTRATION OF CREDIT RISK:*

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 8:   *SUBSEQUENT EVENTS:*

Management considered events subsequent to the end of the period but before October 6th, 2020, the date that the financial statements were available to be issued.